9777 Pyramid Court, Suite 100 Englewood, CO 80112 USA 303.802.1000

August 31, 2010

Patrick Gilmore, Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

RE: Evolving Systems, Inc.

Response to SEC Comments dated August 10, 2010

File No. 001-34261

Dear Mr. Gilmore:

Set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated August 10th , 2010, relating to our Form 10-K for the fiscal year ended December 31, 2009. As you have requested, our responses are numbered in accordance with the comments from the August 10th letter.

Item 8. Financial Statements and Supplementary Data

Note 1 — Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 34

1.               Your response to prior comment 1 indicates that customers may negotiate annual maintenance fees that may be less than your normal pricing range and if this occurs, you evaluate whether the renewal rate is substantive. Note that to be considered substantive, the renewal rate cannot be significantly below your normal pricing policy. Since you have indicated that your normal pricing policy reflects renewal rates between 10% and 20%, provide any additional details to support your belief that renewal rates lower than 10% are substantive. Additionally, tell us the percentage of your arrangements that include renewal rates lower than 10% and tell us your revenue recognition policy when the renewal rate is not considered substantive.

RESPONSE:

Our typical renewal rates normally range between 10%-20% of the license fee.  In all cases where the renewal rate is less than 10%, the arrangement is reviewed by management to determine if the renewal rate is substantive. To date, we have had two cases which were less than 10%.  In both cases, the renewal rate was 8.5%. The 8.5% renewal rate was considered to be substantive since it was not significantly less than our normal renewal rate and additionally, the dollar value difference between the 8.5% renewal rate and the 10% threshold for these two instances was approximately $30,000 in total. Prospectively, we will hold back 10% for warranty services when the renewal rate is below 10% but still considered substantive.

We have not had any contracts where the renewal rate was significantly below our normal pricing range to be considered not substantive. If we had an arrangement that contained multiple elements, one of which was warranty services and the renewal rate was not considered substantive, then we would not have VSOE for the undelivered elements and we would defer fees from such arrangements until the earlier of the date that VSOE does exist on the undelivered elements or all of the elements have been delivered. If the only remaining undelivered element is warranty services, we will recognize the revenue over the warranty service period.

2.              We note in your response to prior comment 2 that your license arrangements typically include a 90-day warranty period, which is separated based on the renewal rate stated in the contract. Please describe your methodology for establishing VSOE of fair value for the 90-day warranty period in your license arrangements. In this regard, clarify whether VSOE for your 90-day warranty is based on 25% of the annual renewal rate stated in the contract.

RESPONSE:

Our methodology for establishing VSOE of fair value is a simple pro-ration of the annual renewal rate for the 90 day warranty period; we take the annual renewal rate times 25%.

In connection with our response to the comments set forth in the August 10th letter, we acknowledge the following:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in the response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us with any additional questions at your convenience.

Sincerely,

EVOLVING SYSTEMS, INC.

/s/ Thaddeus Dupper
Thaddeus Dupper
Chairman and Chief Executive Officer